January 14, 2005

Mail Stop 0408

By U.S. Mail and Facsimile to (704) 894-9759

David R. Koran
President, Chief Executive Officer and Chief Financial Officer
Capital Resource Funding, Inc.
2212 Lantern Way Circle
Cornelius, North Carolina 28031

Re:	Capital Resource Funding, Inc.
	Amendment No. 2 to Form SB-2, filed December 27, 2004
	File No. 333-118259

Dear Mr. Koran:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 2.  However, although
David
Koran is no longer offering any of his own shares for resale, three insiders have been added to the selling security holders table. It continues to appear to us that rule 415 does not apply to this offering. Consequently we reissue comment 2.

General

2. Please revise to include an updated and signed accountants` consent with your next amendment.

Cover Page

3. Revise the cover page to clarify that Greentree`s affiliates also would be deemed to be underwriters.

Risk Factors - page 8

4. Many of your risk factors state that you cannot assure or cannot be certain of a specific outcome when the real risk is not your inability to give assurance but the underlying situation. Please revise.

Risk Factors - page 8

There is a risk that our shares may not become... - page 12

5. We note your response to prior comment 20. Please revise to state clearly, if true, that no market maker has agreed to make a market in your shares, that no such agreement may ever be reached, and that no concrete steps have been taken toward having your shares quoted on the OTCBB.

We do not have any plans to hire additional personnel... - page 13

6. You state on page 9, in the risk factor entitled "Our costs of doing business..." that you anticipate hiring a marketing assistant during the year 2005. This appears to contradict your statement here that you have not plans to hire additional personnel for at least the next 12 months. Please revise as necessary.

Dilution - page 15

7. Please clarify the first sentence in the second paragraph. It is not clear that any of the 790,000 shares referred to in the second sentence were ever sold. Also change, if appropriate, the word
"officer" to "chief executive officer."

Our Business Plan - page 26

8. Please revise your discussion of "referral transactions" to clarify the nature of your relationship with the twenty commercial bankers and five major banks. In particular, clarify the nature of
what you describe as "our existing referral base."   Disclose, if
true, that you have no formal agreements with any of these persons.

9. It continues to be unclear how to reconcile your projected expenses in the table at the bottom of page 26 with your expectation disclosed on page 31 of $30,000 per year for professional expenses alone. Please revise or advise.


Competition - page 28

10. Please clarify what is meant by the statement that your business plan has been "tested." If you mean that the same general business model has been successful for other businesses in this industry, delete or revise this sentence.

Management`s Discussion and Analysis
Liquidity and Capital Resources - page 31

11. We refer to prior comment 38. Your current disclosure does not clearly explain your net cash flows from operating activities. Paragraph 21 of SFAS 95 states that, "cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income." Your current disclosure focuses on the non-cash activities included in your net loss, rather those activities that provide or use cash. Please revise to clearly discuss the cash effects of your operating transactions.

Financial Statements for Period Ended May 31, 2004

Independent Auditor`s Report - page 38

12. Please have your independent public accountant revise their auditor`s report to move the going concern explanatory paragraph below their opinion as specified in Section AU 341.12-13 of the AICPA
Professional Standards.

Note A - Summary of Significant Accounting Policies - page 43

13. We note your response to prior comment 45. Please revise to disclose that you have elected May 31st as your fiscal year-end.

Note H - Going Concern - page 50

14. We note your response to prior comment 46, the revisions made to the auditor`s report and the disclosures provided on page 50. Please revise your disclosure to more clearly explain the conditions that have caused you to have substantial doubt about your ability to continue as a going concern and your plans for dealing with the adverse effects of such conditions. Include the following information in your revised disclosure:

a. Pertinent conditions and events giving rise to the assessment of substantial doubt about your ability to continue as a going concern for a period of time not to exceed one year beyond the balance-sheet date;

b. The possible effects of such conditions and events;

c. Your evaluation of the significance of those conditions and events and any mitigating factors;

d. Possible discontinuance of operations;

e. Your plans (including relevant prospective financial information);

f. Information about the recoverability or classification of recorded asset amounts or the amounts or classification of liabilities.

Financial Statements for Period Ended September 30, 2004

General

15. Please revise all pages of your interim financial statements and footnotes to clearly label the information as "unaudited."

16. Please consider the updating requirements of Item 310(g) of Regulation S-B when filing your next amendment. Please also note that Item 310(b) provides guidance on interim financial statements and specifically states that "interim financial statements shall include a balance sheet as of the end of the issuer`s most recent fiscal quarter..."

17. We note that you have elected May 31st as your fiscal year-end.
We also note that you have presented your interim financial information on a cumulative from inception basis, which is customary for development stage companies. Supplementally tell us whether you consider yourself to be a "development stage company." If you determine that you are a development stage company, Instruction 2(2)(vi) to Item 310(b) of Regulation S-B requires you to provide cumulative from inception financial information. Accordingly, please revise your financial statements to provide the following:

a. Statements identified as those of a development stage company.
The
first year after exiting the development stage, the company should disclose that it is no longer a development stage company.

b. Balance sheet with cumulative net losses described as "deficit accumulated during the development stage."

c. Income and cash flows statements for each period, plus a cumulative income statement from inception.

d. Statement of stockholders` equity showing each issuance of stock since inception.

If you determine that you are not a development stage company, please revise your interim financial statements to present financial information for your interim period only. We may have further comments.

18. Please revise the reporting periods discussed in your MD&A based on your conclusion above. For example, if you conclude that you are a development stage company please discuss your results of operations, liquidity and capital resources for the period from inception through May 31, 2004; the period from June 1, 2004 through
September 30, 2004; and the cumulative period. If you conclude that you are not a development stage company, please omit a discussion of your cumulative results of operations, liquidity and capital resources.

Balance Sheet - page 51

19. We continue to await your response to our prior comment 53 with respect to how you accounted for your stock-split.

Statements of Operations - page 52

20. Please revise to classify your expenses by purpose, regardless of how such expenses were funded. For example, it is not necessary or appropriate to specify that common stock was issued for consulting fees on the face of your Statement of Operations.

21. Please revise your "Split adjustment on common stock" line item based on the conclusion reached with respect to the appropriate accounting for your stock split. It is unclear why you believe that the stock split would result in expense recognition. Revise or advise us why you believe your accounting is appropriate under GAAP.

22. Please revise to ensure that your Statement of Operations is clerically accurate. The summation of your expense line items is currently $60,000 greater than your total expenses reported.

Statement of Cash Flows - page 53

23. Please revise your Statement of Cash Flows to comply with SFAS
95. Refer to paragraphs 21-24 of SFAS 95 for guidance on presenting your cash flows from operating activities. Also refer to Appendix C of SFAS 95 for illustrative examples.

Note C - Common Stock To Be Distributed - page 58

24. In your response to prior comment 24 and in several sections of the filing, you indicate that the Greentree shares were issued. On page 58, however, you disclose that 490,000 shares are due to Greentree and will be distributed in 2005. Please revise all relevant sections of the filing to clearly state when the shares were or will be issued to Greentree.

25. Supplementally explain how you accounted for the issuance of shares to Greentree in exchange for their services as of the balance sheet date. Illustrate the journal entry used to record this transaction in your response. Please refer to the guidance in EITF
96-18 and EITF 00-18.


Note D - Valuation of Common Stock Issued - page 58

26. Please revise to provide the disclosures required by SFAS 123 with respect to stock-based compensation issued to employees.

27. Please revise to provide the additional disclosures recommended by the AICPA Technical Practice Aid on Valuation of Privately-
Held-
Company Equity Securities (issued in April 2004). Specifically disclose the following:

a. For each grant date (including those shares issued subsequent to
September 30, 2004), the number of options or shares granted, the exercise price, the fair value of common stock, and the intrinsic value, if any, per option;

b. Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective;

c. If the valuation specialist was a related party, a statement indicating that fact

28. If you did not obtain a contemporaneous valuation performed by an unrelated valuation specialist to determine the fair value of your common stock, please provide the following in your MD&A:

a. A discussion of the significant factors, assumptions and methodologies used in determining fair value;

b. The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

29. Supplementally provide us with the following information with respect to those shares of your common stock issued to other than employees:

a. Provide a detailed explanation of how you determined the fair value of services received from Greentree to be $122,500.
Describe
the objective evidence used to support your determination of fair value. Refer to the definition of fair value set forth in paragraph
9 of SFAS 123.

b. Clarify what you mean when you say that the fair value of $0.25 per share "reasonably approximates" the fair value of services provided to such parties. Explain how you made this determination and how it complies with SFAS 123.




Note E - Subsequent Event - page 58

30. Supplementally clarify when the 300,000 shares to officers were issued. In addition, clearly explain the impact, if any, that the issuance of these shares had on your financial statements as of September 30, 2004. If the shares were issued after September 30, 2004, disclose the amount of compensation expense you expect to record in the next quarter related to their issuance.

31. Please clarify what is meant by an "arm`s length" exchange in this context, since the transaction was between the company and three of its officers.

*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Angela Jackson, Staff Accountant, at (202)
942-
2865 or Kevin Vaughn, Branch Chief, (202) 942-1816 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 942-2932 or me at
(202) 942-1974 with any other questions.

						Sincerely,



Christian Windsor
Senior Attorney

cc:	Harold Martin, Esq. (by fax)


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Capital Resource Funding, Inc.
Page 7